Exhibit 99.1

Niu Technologies Provides First Quarter 2026 Sales Volume Update

BEIJING, China, April 06, 2026 - Niu Technologies (“NIU” or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today provided its sales volume results for the first quarter of 2026.

	1Q 2026	1Q 2025	YoY%
China Market	247,938	183,065	35%
International Markets	13,686	20,248	-32%
Total	261,624	203,313	29%

In the first quarter of 2026, NIU sold 261,624 units, including e-motorcycles, e-mopeds, e-bicycles, kick-scooters and e-bikes. Sales in the China market and international markets were 247,938 and 13,686 units, respectively.

During the first quarter, we maintained robust growth momentum in the China market, with sales volume increasing by 35% year-over-year. Our MT2026 model—recognized for its iconic design, class-leading extended range, and AI-assisted navigation—continues to resonate strongly with consumers, accounting for nearly 30% of total domestic sales volume. Furthermore, the launch of our NXT2.0 model in late March marks a significant advancement in intelligent mobility. Building on a suite of automotive-grade components, the NXT2.0 is equipped with a three-camera surround-view recording system and the industry’s leading integrated AI riding agent with full voice control and natural interaction, significantly enhancing the smart riding experience. Looking ahead, we remain committed to technological innovation and the expansion of our high-performance product portfolio, establishing a solid foundation for sustainable growth throughout 2026.

Internationally, we are executing a strategic realignment of our operations to enhance long-term operational efficiency by prioritizing the high-growth electric motorcycle segment and optimizing our micro-mobility footprint.

Our sales volume count disclosed above is based on the delivery from our manufacturing facility, which may vary slightly from the sales volume measured from a financial accounting and reporting point of view. NIU’s sales volume represents only one measure of the Company’s financial performance and should not be relied upon as an indicator of quarterly financial results, which depend on a variety of factors, including revenues from accessories, spare parts and services, cost of sales, operating expenses, etc.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, NIU offers two model lineups, comprising a number of different vehicle types. These include (i) the electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi, FQi series and others, and (ii) the micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services to users.

For more information, please visit www.niu.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Niu Technologies

E-mail: ir@niu.com